SCULPTOR DIVERSIFIED REAL ESTATE INCOME TRUST, INC.
9 West 57th Street, 40th Floor, New York, NY 10019
November 6, 2024

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Mail Stop 3010CF/AD8
Washington, DC 20549
Attn: Jessica Barberich

Re:     Sculptor Diversified Real Estate Income Trust, Inc.
Amended Registration Statement on Form 10 Filed August 15, 2023
File No. 000-56566

Dear Ms. Barberich:

This letter sets forth the response of Sculptor Diversified Real Estate Income Trust, Inc., a Maryland corporation (The “Company”), to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) contained in the letter dated March 15, 2024, pertaining to the post-effective amendment to the Form 10 filed on September 13, 2023 (the “Registration Statement”). The Company has prepared and submitted herewith Post-Effective Amendment No. 2 to the Registration Statement in response to the comments from the Staff. We have included the Staff’s comments below, followed by the Company’s responses thereto.

Comment: We received your letter dated January 24, 2024, which you provided in response to our letter dated December 8, 2023 in connection with the review of your Form 10 filed July 5, 2023 and a post-effective amendment to that Form 10 filed September 13, 2023. Given your significant asset concentration due to triple-net lease arrangements with subsidiaries of Sevita as well as guarantee agreements by Sevita, we continue to believe that the financial statements of Sevita are necessary for an adequate presentation of your financial condition. Based on the information you provided in your letters and pursuant to our authority in Rule 8-01(e) of Regulation S-X, we require that you amend your Form 10 to include audited financial statements of Sevita as of and for the year ended December 31, 2022….

Response: We appreciate the Staff’s consideration of our prior response. We have amended the Registration Statement to include Sevita’s audited financial statements as of and for the years ended September 30, 2023 and 2022. Please see pages 6 and 27 of the Registration Statement as well as Exhibit 99.1.

Should you have any questions regarding the foregoing, please contact Robert Bergdolt at DLA Piper LLP (US) by email at robert.bergdolt@us.dlapiper.com or by phone at (919) 786-2002.

Very truly yours,

Sculptor Diversified Real Estate Income Trust, Inc.

By:	/s/ Steven E. Orbuch
	Name:	Steven E. Orbuch
	Title:	Chief Executive Officer

cc:	Robert Bergdolt, DLA Piper LLP (US)
Ruairi Regan
Frank Knapp
Wilson Lee